Exhibit 99.1

Wix Reports Strong Third Quarter 2017 Results Above Expectations; Record Level of Conversion
Driven by Product Enhancements

•	Exceeded High End of Guidance - Revenue of $111.0 million and Collections of $120.1 million
•	Record Free Cash Flow of $18.9 million Increased 101% Y/Y
•	Added 188,000 Net Premium Subscriptions for a Total of 3.1 million, up 33% Y/Y
•	Raised 2017 Outlook for all Key Metrics Reflecting Continued Improvement of Growth Drivers and Operating Leverage, Driving Increased Free Cash Flow
•	Plans for Public Launch of Wix Code in the Coming Weeks Following Successful Beta

NEW YORK, November 8, 2017 -- Wix.com Ltd. (Nasdaq: WIX), a leading cloud-based web development platform, today reported financial results for the third quarter ended September 30, 2017, which exceeded the high end of guidance. Wix also increased its outlook for the full year 2017 following these strong results.

“New product releases and continued improvements to existing products drove increases in conversion to the highest levels ever, leading to strong results this quarter,” said Avishai Abrahami, Co-founder and CEO of Wix. “Most notably, ongoing development of the Wix Editor and Wix ADI contributed meaningfully to conversion improvements. With future improvements to and the localization of Wix ADI, the continued development of the Wix Editor and the upcoming public release of Wix Code, we have built a complete web development platform for any type of user that will continue to drive growth in our business.”

Lior Shemesh, CFO of Wix, added, “Revenue and collections exceeded our expectations in Q3 due to improvements in the conversion of registered users to premium subscriptions throughout the quarter. We also continued to gain operating leverage in our model, driving meaningfully increased free cash flow on a year over year basis. We are raising our financial outlook for the remainder of 2017 as we expect the drivers of these strong results to continue.”

Q3 2017 Financial Summary

	Three months ended September 30,
$ in thousands	2017	2016	Y/Y growth	Prior Q3 2017 Outlook
Revenue	$111,031	$75,611	47%	$109,000 - 110,000
Collections	$120,119	$87,270	38%	$117,000 - 118,000
Operating Income (Loss)	$(11,454)	$(9,032)	NM
Non-GAAP Operating Income (Loss)	$3,418	$(1,166)	NM
Net Cash Provided by Operating Activities	$22,063	$10,470	111%
Free Cash Flow	$18,935	$9,424	101%

Additional Q3 2017 Results and Highlights

•	Gross margin on a GAAP basis was 83%, compared to 85% in the third quarter of last year
•
Non-GAAP gross margin, calculated as non-GAAP gross profit as a percent of revenue, was 84%, compared to 86% in the third quarter of last year. Non-GAAP gross margin represents GAAP gross profit adjusted for the impact of share-based compensation expense, acquisition-related costs and amortization, divided by revenue

•	GAAP net loss was $(14.5) million, or $(0.32) per share, compared to a net loss of $(9.6) million, or $(0.23) per share for the third quarter of 2016
•	Non-GAAP net income was $0.4 million, or $0.01 per share, compared to a non-GAAP net loss of $(1.6) million, or $(0.04) per share for the third quarter of 2016
•
Net cash provided by operating activities for the third quarter of 2017 was $22.1 million, while capital expenditures totaled $3.1 million, leading to free cash flow of $18.9 million, compared to $9.4 million in the third quarter of last year, a 101% year over year increase

•	Added 188,000 net premium subscriptions in the period to reach 3.1 million as of September 30, 2017, a 33% increase over the third quarter of 2016
•	Added 5.2 million registered users in the third quarter. Registered users as of September 30, 2017 were 114 million, representing a 23% increase compared to the end of the third quarter of 2016

Recent Business Highlights

•
Addition of Wix ADI has driven significant increases in conversion: A year since the release of Wix ADI, results show that adding ADI to our platform has had a material impact on our conversion of registered users to paid subscriptions. To date, millions of websites have been created using ADI leading to significant incremental contribution of future collections to our user cohorts.

•
Launched partnership with Clube de Regatas do Flamengo: Wix launched an official partnership with top-tier Brazilian soccer team Clube de Regatas do Flamengo. As part of the agreement, Wix will serve as the official website design and hosting partner of Clube de Regatas do Flamengo. The partnership will also feature promotional activities with some of Flamengo’s first team players.

•
Announced integration with Photos in Apple’s macOS High Sierra: Wix announced its integration with Photos as part of the macOS High Sierra release. The integration enables Mac users to create stunning Wix online photo albums with just a few clicks, directly within Apple’s Photos app.

•	Wix Mobile Growth: Wix users have created 30 million mobile sites to date, making Wix one of the largest mobile site development platforms globally.

•
Global E-commerce Platform: E-commerce subscriptions reached over 417,000 during the quarter. Growth of e-commerce and other vertical application subscriptions continues to exceed overall subscriptions growth and accelerated during the quarter, highlighting Wix’s broad reach with small businesses.

•
Desktop and Mobile Business Management and Growth Solutions: Continued engagement with the Wix ecosystem is illustrated by over 669 million user contacts saved onto the Wix platform by our users. Leveraging Wix’s CRM system on the desktop and the Wix App on mobile devices, business owners can track their customer activity data, manage relationships, communicate using Wix Engage, get paid via Wix Invoices and launch marketing campaigns and newsletters via Wix ShoutOut, our email marketing solution, from a single location, anywhere.

Financial Outlook

The Company is introducing its outlook for the fourth quarter of 2017 as follows:

	Q4 2017 Outlook	Y/Y growth
Revenue	$116- $117 million	38% – 39%
Collections	$126 - $127 million	29% – 30%

Wix is increasing its outlook for the full year 2017 following the third quarter results:

	FY 2017 Outlook
	Prior	Updated	Y/Y growth
Revenue	$421 - $423 million	$423 - $424 million	46%
Collections	$473 - $477 million	$478 - $479 million	40%
Free Cash Flow	$67 – 68 million	$68 – 69 million	88% - 91%

Conference Call and Webcast Information

Wix will host a conference call at 8:30 a.m. ET on Wednesday, November 8, 2017 to answer questions about the financial and operational performance of the business during the third quarter 2017. The conference call will include a brief statement by management and will focus on answering questions about our results during the quarter. To enhance the Q&A portion of this call, the company has posted a shareholder update and supporting slides to its Investor Relations website at https://investors.wix.com/results. These materials provide shareholders and analysts with additional detail for analyzing results in advance of the quarterly conference call.

To participate on the live call, analysts and investors should dial 866-393-4306 (US/Canada), 734-385-2616 (International) or 1-809-315-362 (Israel) at least ten minutes prior to the start time of the call and reference Conference ID 97473958. A telephonic replay of the call will be available through November 15, 2017 at 11:59 p.m. ET by dialing 855-859-2056 (US/Canada) or 404-537-3406 (International) and providing Conference ID 97473958.

Wix will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the Company’s website at https://investors.wix.com/.

About Wix.com Ltd.

Wix is leading the way with a cloud-based development platform for over 116 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, a highly curated App Market, and Wix Code enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Be'er Sheva, Berlin, Dnipro, Kiev, Los Angeles, Miami, New York, San Francisco, São Paulo and Vilnius.

Visit us: on our blog, Facebook, Twitter, Instagram, LinkedIn, Pinterest and Google+

Download: Wix App is available for free on Google Play and in the App Store

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: collections, non-GAAP gross margin, non-GAAP operating income (loss), free cash flow, non-GAAP net income (loss) and non-GAAP net income (loss) per share (collectively the "Non-GAAP financial measures"). Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related costs and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related costs. Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related costs. Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the "Reconciliation of GAAP to Non-GAAP Financial Measures" table in this press release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company has not reconciled its guidance as to free cash flow to cash flow from operations because it does not provide guidance for cash flow from operations. As items that impact cash flow from operations are out of the Company's control and/or cannot be reasonably predicted, the Company is unable to provide such guidance. Accordingly, a reconciliation to cash flow from operations is not available without unreasonable effort.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, collections and free cash flow, the availability, merchantability or functionality of certain new products or features and their anticipated product demand and customer satisfaction, and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our ability to manage the growth of our infrastructure effectively; our ability to effectively execute our initiatives to scale and improve our user support function; customer acceptance of new products and other challenges inherent in new product development, changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2016 annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2017. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:

Maggie O’Donnell
ir@wix.com
415-223-2624

Media Relations:
Vivian Hernandez
Wix.com
pr@wix.com
415-517-6539

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET (In thousands)

	Period ended
	December 31,	September 30,
	2016	2017
Assets	(audited)	(unaudited)
Current Assets:
Cash and cash equivalents	$93,064	$123,903
Short term deposits	78,240	84,800
Restricted cash and deposit	931	949
Trade receivables	8,279	11,538
Prepaid expenses and other current assets	17,346	21,939
Total current assets	197,860	243,129
Property, equipment and software, net
Long-Term Assets:
Property and equipment, net	8,750	12,612
Prepaid expenses and other long-term assets	2,622	3,012
Intangible assets and goodwill, net	5,452	48,423
Total long-term assets	16,824	64,047

Total assets	$214,684	$307,176

Liabilities and Shareholder's Deficiency
Current Liabilities:
Trade payables	$20,709	$41,622
Employees and payroll accruals	20,230	22,987
Deferred revenues	146,987	190,082
Accrued expenses and other current liabilities	18,847	28,407
Total current liabilities	206,773	283,098

Long term deferred revenues	9,746	14,012
Long term deferred tax liability	634	4,467
Long-term loan	-	1,219
Total long-term liabilities	10,380	19,698

Total liabilities	217,153	302,796

Shareholders' Equity (Deficiency)
Ordinary shares	74	74
Additional paid-in capital	241,154	295,720
Other comprehensive income (loss)	(389)	1,562
Accumulated deficit	(243,308)	(292,976)
Total shareholders' equity (deficiency)	(2,469)	4,380

Total liabilities and shareholders' equity (deficiency)	$214,684	$307,176

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Revenue	$75,611	$111,031	$205,927	$307,091
Cost of revenue	11,024	18,827	32,549	51,715
Gross Profit	64,587	92,204	173,378	255,376

Operating expenses:
Research and development	26,536	40,252	76,491	109,670
Selling and marketing	40,010	51,184	116,490	153,529
General and administrative	7,073	12,222	19,687	34,665
Total operating expenses	73,619	103,658	212,668	297,864
Operating loss	(9,032)	(11,454)	(39,290)	(42,488)
Financial income, net	297	(1,978)	697	(3,873)
Other income (expenses)	-	(4)	1	(3)
Loss before taxes on income	(8,735)	(13,436)	(38,592)	(46,364)
Taxes on income	908	1,083	2,383	3,304
Net loss	$(9,643)	$(14,519)	$(40,975)	$(49,668)

Basic and diluted net loss per share	$(0.23)	$(0.32)	$(0.99)	$(1.10)
Basic and diluted weighted-average shares used to compute net loss per share	42,678,140	45,843,390	41,407,961	45,309,940

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP OPERATING LOSS AND NET LOSS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2017	2016	2017
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$466	$783	$1,369	$1,984
Research and development	3,718	7,190	10,387	18,502
Selling and marketing	1,237	1,826	3,340	5,023
General and administrative	1,743	3,236	5,132	8,487
Total share based compensation expenses	7,164	13,035	20,228	33,996
(2) Amortization	188	948	560	2,374
(3) Acquisition related expenses	514	889	2,094	5,514
(4) Taxes on income	208	-	580	-
Total adjustments of GAAP to Non GAAP	$8,074	$14,872	$23,462	$41,884

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING INCOME (LOSS)
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Operating loss	$(9,032)	$(11,454)	$(39,290)	$(42,488)
Adjustments:
Share based compensation expenses	7,164	13,035	20,228	33,996
Amortization	188	948	560	2,374
Acquisition related expenses	514	889	2,094	5,514
Total adjustments	$7,866	$14,872	$22,882	$41,884

Non GAAP operating income (loss)	$(1,166)	$3,418	$(16,408)	$(604)

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Gross Profit	$64,587	$92,204	$173,378	$255,376
Share based compensation expenses	466	783	1,369	1,984
Amortization	-	757	-	1,797
Acquisition related expenses	-	-	-	28
Non GAAP Gross Profit	65,053	93,744	174,747	259,185

Non GAAP Gross margin	86%	84%	85%	84%

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET INCOME/(LOSS) AND NON-GAAP NET INCOME/(LOSS) PER SHARE
(In thousands, except loss per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Net loss	$(9,643)	$(14,519)	$(40,975)	$(49,668)
Share based compensation expense and other Non GAAP adjustments	8,074	14,872	23,462	41,884
Non-GAAP net income/(loss)	$(1,569)	$353	$(17,513)	$(7,784)

Basic Non GAAP net income/(loss) per share	$(0.04)	$0.01	$(0.42)	$(0.17)
Weighted average shares used in computing basic Non GAAP net income/(loss) per share	42,678,140	45,843,390	41,407,961	45,309,940

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Revenues	$75,611	$111,031	$205,927	$307,091
Collections	$87,270	$120,119	$244,417	$351,786
Free Cash Flow	$9,424	$18,935	$17,475	$51,128
Number of registered users at period end (*)	92,374	113,923	92,374	113,923
Number of premium subscriptions at period end (*)	2,294	3,053	2,294	3,053

(*) the numbers without DeviantArt

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Revenues	$75,611	$111,031	$205,927	$307,091
Change in deferred revenues	11,659	9,088	38,490	44,695
Collections	$87,270	$120,119	$244,417	$351,786

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Net cash provided by operating activities	$10,470	$22,063	$20,859	$58,111
Capital expenditures, net	(1,046)	(3,128)	(3,384)	(6,983)
Free Cash Flow	$9,424	$18,935	$17,475	$51,128

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW EXCLUDING DEVIANTART ACQUISITION COSTS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Net cash provided by operating activities	$10,470	$22,063	$20,859	$58,111
Capital expenditures, net	(1,046)	(3,128)	(3,384)	(6,983)
DeviantArt acquisition costs	-	-	-	2,738
Free Cash Flow excluding DeviantArt acquisition costs	$9,424	$18,935	$17,475	$53,866

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Year Ending
	December 31, 2017		December 31, 2017
	Low	High	Low	High

Projected revenues	$116,000	$117,000	$423,000	$424,000
Projected change in deferred revenues	$10,000	$10,000	55,000	55,000
Projected collections	$126,000	$127,000	$478,000	$479,000

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net loss	$(9,643)	$(14,519)	$(40,975)	$(49,668)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,198	1,451	3,648	4,094
Amortization	187	950	560	2,412
Share based compensation expenses	7,164	13,035	20,228	33,996
Tax benefit related to exercise of share options	208	-	580	-
Decrease (increase) in accrued interest and exchange rate on short term and long term deposits	(160)	7	(553)	(160)
Deferred income taxes, net	(27)	(44)	(74)	(441)
Increase in trade receivables	(621)	(2,834)	(1,153)	(2,074)
Decrease (increase) in prepaid expenses and other current and long-term assets	(4,364)	441	(8,074)	(2,729)
Increase in trade payables	821	12,320	4,855	18,979
Increase (decrease) in employees and payroll accruals	2,897	(123)	6,208	(328)
Increase in short term and long term deferred revenues	11,659	9,088	38,490	44,695
Increase (decrease) in accrued expenses and other current liabilities	1,151	2,291	(2,881)	9,335
Net cash provided by operating activities	10,470	22,063	20,859	58,111
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	12,323	17,392	35,511	50,442
Investment in short-term deposits and restricted deposits	(24,150)	(41,000)	(49,407)	(56,650)
Purchase of property and equipment	(1,046)	(3,128)	(3,384)	(6,983)
Payment for Businesses acquired	-	-	-	(33,091)
Net cash provided by (used in) investing activities	(12,873)	(26,736)	(17,280)	(46,282)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	7,572	4,444	15,143	19,180
Credit line repayment	-	-	-	(170)
Net cash provided by financing activities	7,572	4,444	15,143	19,010
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,169	(229)	18,722	30,839
CASH AND CASH EQUIVALENTS—Beginning of period	52,779	124,132	39,226	93,064
CASH AND CASH EQUIVALENTS—End of period	$57,948	$123,903	$57,948	$123,903